Exhibit 99.2

Execution Version

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (this “Agreement”) is entered into as of December 27, 2017 by and among AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company may hereafter be referred to as a “Party” in their individual capacities and as “Parties” collectively.

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated as of September 29, 2015, as amended (the “Merger Agreement”);

WHEREAS, all Parties hereto have determined that all of the conditions required to consummate the Merger cannot be satisfied;

WHEREAS, the Parties desire to terminate the Merger Agreement by mutual written consent, on the terms and subject to the conditions set forth herein;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interest of the Company, and declared it advisable, to enter into this Agreement, and (ii) adopted resolutions approving the execution, delivery and performance by the Company of this Agreement;

WHEREAS, the board of directors of Parent has (i) determined that it is in the best interest of Parent, and declared it advisable, to enter into this Agreement, and (ii) approved the execution, delivery and performance by Parent of this Agreement;

NOW, THEREFORE, the Parties agree as follows:

1.	Definitions

1.1	Unless otherwise specifically defined herein, all capitalized terms used but not defined herein shall have the meanings ascribed to them under the Merger Agreement.

2.	Termination of Merger Agreement

2.1	Termination

Pursuant to Section 8.01 of the Merger Agreement, the Parties hereby agree that the Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby (collectively, the “Transaction Documents”), are hereby terminated effective on the date hereof and, notwithstanding anything to the contrary in the Transaction Documents, including Section 8.05 and Section 8.06 of the Merger Agreement, the Transaction Documents are terminated in their entirety and shall be of no further force or effect whatsoever (the “Termination”).

2.2	No Termination Fees

The Parties acknowledge and agree that neither any Company Termination Fee nor any Parent Termination Fee shall be payable in connection with the Termination.

2.3	Further Assurances

Each Party shall, and shall cause its controlled Affiliates to, cooperate with each other in the taking of all actions necessary, proper or advisable under this Agreement and applicable Law to effectuate the Termination. Without limiting the generality of the foregoing, each Party shall, and shall cause its controlled Affiliates to, cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Authority, in each case to the extent applicable, in connection with the Transactions.

3.	General Provisions

3.1	Counterparts

This Agreement may be executed in one or more counterparts and may be delivered by electronic or facsimile transmission, all of which shall be considered one and the same agreement and each of which shall be deemed an original. Facsimile, e-mail or other electronic signatures shall have the same legal effect as original signatures.

3.2	Miscellaneous Terms

The provisions of Article IX (General Provisions) of the Merger Agreement shall apply mutatis mutandis to this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AirMedia Holdings Ltd.

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AirMedia Merger Company Limited

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

AirMedia Group Inc.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Director

[Signature Page to Termination Agreement]